Jodie M. Bourdet T: +1 415 693 2054 jbourdet@cooley.com

March 13, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

Re:	TriNet Group, Inc.

Draft Amendment No. 4 to Registration Statement on Form S-1

Submitted March 12, 2014

File No. 333-192465

Dear Ms. Ransom:

On behalf of TriNet Group, Inc. (the “Company”), we are submitting this letter and the following information in response to a letter, dated March 13, 2014, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”). We are also electronically transmitting for filing Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”). We are also sending the Staff a hard copy of this letter and the Amended Registration Statement, including a version marked to show changes to Amendment No. 3 to the Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amended Registration Statement. Capitalized terms used but not defined in this letter have the meanings given to such terms in the Amended Registration Statement.

Prospectus Summary, page 1

1.	Please revise your disclosure to include the fact that, upon the closing of this offering, all of your directors, officers and their affiliates will beneficially own, in the aggregate, approximately 70.5% of your outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares. In this regard, we note your disclosure on page 32.

In response to the Staff’s comment, the Company has revised page 7 of the Amended Registration Statement to include the requested disclosure.

Summary Consolidated Financial and Other Data, page 11

2.	Please revise footnote (2)(iii) to the table on page 14 to disclose that $215 million of the net proceeds of this offering will be used to repay amounts outstanding under your credit facilities.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800   T: (415) 693-2000   F: (415) 693-2222   WWW.COOLEY.COM

In response to the Staff’s comment, the Company has revised page 14 to disclose that $215 million of the net proceeds of this offering will be used to repay amounts outstanding under its credit facilities.

Capitalization, page 39

3.	Please explain why the difference between the assumed net proceeds of $217.8 million and the assumed $215 million repayment of amounts outstanding under your credit facilities doesn’t equal the increase in cash and cash equivalents on a pro forma as adjusted basis as compared to a pro forma basis.

The Company advises the Staff that the Company has previously paid a large amount of the estimated expenses of the offering. Approximately $3.2 million of the $5.4 million in estimated offering expenses was paid by the Company as of December 31, 2013, and accordingly, such amount is already reflected in the audited financial results for fiscal year 2013 rather than the pro forma, as adjusted results. The Company has revised pages 14 and 39 of the Amended Registration Statement to reflect an additional $1.3 million in expenses that it has paid since December 31, 2013 in the pro forma, as adjusted results.

Unaudited Pro Forma Combined Financial Information, page F-64

4.	We note assumed net offering proceeds combined with fiscal 2013 net earnings were less than the August and December 2013 special dividends. In light of this material difference and the fact that a material debt issuance was necessary to pay the material special dividends, please tell us your consideration of giving pro forma effect to the special dividends and related debt issuance as if they occurred on January 1, 2013. Refer to Rule 11-01(a)(8) of Regulation S-X.

In response to the Staff’s comment, the Company has revised page F-65 to present the pro forma effect of the special dividends and the related debt issuance as if they occurred on January 1, 2013.

Unaudited Pro Forma Combined Statements of Operations, page F-65

5.	Please revise the weighted average shares used to compute basic and diluted earnings per share and pro forma earnings per share to reflect the March 7, 2014 2 -for-1 stock split.

In response to the Staff’s comment, the Company has revised page F-65 of the Amended Registration Statement to revise the weighted-average shares outstanding to reflect the stock split.

6.	Please revise the narrative preceding or the notes following the unaudited pro forma combined statements of operations to state that basic and diluted pro forma earnings per share assume conversion of preferred shares to common shares.

In response to the Staff’s comment, the Company has revised page F-67 to provide the requested disclosure.

*        *        *

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800   T: (415) 693-2000   F: (415) 693-2222   WWW.COOLEY.COM

Please contact me at (415) 693-2054 or Drew Williamson of Cooley LLP at (415) 693-2199 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Jodie M. Bourdet

Jodie M. Bourdet

cc:	Burton M. Goldfield, TriNet Group, Inc.

William Porter, TriNet Group, Inc.

Gregory L. Hammond, TriNet Group, Inc.

Jodie M. Bourdet, Cooley LLP

Gordon K. Davidson, Fenwick & West LLP

Daniel J. Winnike, Fenwick & West LLP

Pieter Theron, Ernst & Young LLP

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800   T: (415) 693-2000   F: (415) 693-2222   WWW.COOLEY.COM